

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Joseph Dively
Chairman, President and Chief Executive Officer
First Mid Bancshares, Inc.
1421 Charleston Avenue,
Mattoon, Illinois 61938

> **Re: First Mid Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed on May 30, 2023**
> **File No. 333-272273**

Dear Joseph Dively:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at Adegbuyiai@sec.gov with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Zgliniec